Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On October 26, 2006, we completed our initial public offering whereby we became the successor to the business of Eagle Rock Pipeline, L.P. As such, the years ended December 31, 2004 and 2005 reflect the financial results of Eagle Rock Pipeline, L.P. and the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, reflect the financial results of Eagle Rock Energy Partners, L.P.

	Predecessor				Successor
										Nine Months
										Ended
	Year Ended December 31,									Sept. 30,
	2004		2005		2006		2007	2008		2009

Interest expense	$		$3,878		$29,759		$37,521	$38,098		$30,951
Amortization of debt issuance costs			76		1,114		1,777	958		801
Write-off of debt issuance costs							6,215
Estimated interest associated with rental expense(1)		12	167		100		1,200	1,933		2,000

Total fixed charges		$12	$4,121		$30,973		$46,713	$40,989		$33,752

Net income (loss) from continuing operations before income taxes		$(1,210)	$2,750		$(22,084)		$(145,465)	$86,404		$(101,235)
Income from equity investees							714	4,021		988

Net income (loss) from continuing operations before income taxes before income from equity investees		(1,210)	2,750		(22,084)		(146,179)	82,383		(102,223)
Distributed income of equity investees							408	3,643		247
Fixed charges		12	4,121		30,973		46,713	40,989		33,752

Total earnings		$(1,198)	$6,871		$8,889		$(99,058)	$127,015		$(68,224)

Ratio of earnings to fixed charges(2)		—	1.67	x	0.29	x	—	3.10	x	—

(1)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(2)	For the years ended December 31, 2004, 2006 and 2007 and for the nine months ended September 30, 2009, earnings were inadequate to cover fixed charges by $1.21 million, $22.08 million, $145.77 million and $101.98 million, respectively.